UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 14, 2013

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)   The Board of Directors of First Midwest Bancorp, Inc. (the "Company") approved, and the Company's stockholders approved at the 2013 annual meeting of stockholders, amendments to the Omnibus Stock and Incentive Plan of the Company (the "Omnibus Plan"). The amendments provide (i) for incentive cash awards under the Omnibus Plan, (ii) annual limits on such cash awards, and (iii) the performance criteria for performance-based stock or cash awards under the Omnibus Plan.

A description of the Omnibus Plan is contained in the Company's definitive proxy statement (the "Proxy Statement") used in connection with its 2013 annual meeting of stockholders and filed on April 9, 2013 with the Securities and Exchange Commission. The description is set forth in the section of the Proxy Statement captioned *Item 4 – Approval of Amendments to the First Midwest Bancorp, Inc. Omnibus Stock and Incentive Plan to Enable Certain Awards to Qualify as Tax Deductible Performance-Based Compensation*, and such section is incorporated into this report by reference. Such description is qualified in its entirety by reference to the Omnibus Plan, as amended and restated, attached to the Proxy Statement as Annex A.

Amounts payable to the Company's named executive officers under the Omnibus Plan are based on the terms of the plan and are summarized in the sections of the Proxy Statement captioned *Compensation Discussion and Analysis – Short-Term Incentive Compensation (STIC), – Time-Vested Restricted Stock Awards (RSAs) and – Performance-Based Equity Awards*, and such summaries are incorporated into this report by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	First Midwest Bancorp, Inc.
	(Registrant)

Date: May 20, 2013	/s/ NICHOLAS J. CHULOS
	By: Nicholas J. Chulos
	Executive Vice President, Corporate Secretary and General Counsel